EXHIBIT 1.01

2015 Conflict Minerals Report

This is the conflict minerals report for Technical Communications Corporation (“TCC” or the “Company”) filed pursuant to Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended (the “Act”) for the reporting period January 1, 2015 to December 31, 2015. The Rule was adopted by the U.S. Securities and Exchange Commission (the “SEC”) to implement the reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on companies who file reports with the SEC under Section 13(a) or 15(d) of the Act and for which certain conflict minerals are necessary to the functionality or production of their products. “Conflict minerals” are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite and their derivatives, which are limited to tin, tantalum, and tungsten (“3TGs”) for the purposes of this report.

If a company determines that any of the 3TGs are necessary to the functionality or production of its products, it must conduct in good faith a reasonable country of origin inquiry that is reasonably designed to determine whether those conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”), or are from recycled or scrap sources. If based on such inquiry the company has reason to believe that the conflict minerals in its supply chain may have originated in a Covered Country, or is unable to determine the country of origin, or that they may not be from recycled or scrap sources, it must then exercise due diligence on the conflict minerals’ source and chain of custody and submit a report that describes its due diligence measures and results.

Consistent with the provisions of the Rule, neither this report nor TCC’s reasonable country of origin inquiry described below have been subject to an independent private sector audit.

Company and Products Overview

TCC specializes in designing, manufacturing, marketing and supporting superior-grade secure communications systems and customized solutions and services that protect highly sensitive voice, data and video information transmitted over a wide range of networks.

The Company’s products consist of sophisticated electronic devices that enable users to transmit information in an encrypted format and permit recipients to reconstitute the information in a deciphered format if the recipient possesses the right decryption “key”. The Company’s products can be used to protect confidentiality in communications between radios, telephones, mobile phones, facsimile machines and data network equipment over wires, fiber optic cables, radio waves, and microwave and satellite links. The principal markets for the Company’s products are foreign and domestic governmental agencies, law enforcement and military agencies, financial institutions, and multinational companies requiring protection of mission-critical information.

TCC’s products consist primarily of voice, data and facsimile encryptors. The Company manufactures most of its products using third-party vendors for the supply of components and selected processing. Final assembly, software loading, testing and quality assurance are performed by TCC at its factory. This manufacturing approach allows TCC to competitively procure the components from multiple suppliers while maintaining control of the manufacture and performance of the final product.

Following implementation of the Rule, TCC conducted an analysis of its products and determined that during calendar year 2015, certain of the products it manufactured or contracted to manufacture were likely to contain conflict minerals necessary to the functionality or production of such products, due to the anticipated presence of such minerals in parts obtained from suppliers, contract manufacturers or original equipment manufacturers, or from utilization of conflict minerals in manufacturing processes employed by TCC suppliers. Supplier parts obtained by TCC are utilized in the assembly of the majority of TCC’s secure communications equipment as noted above.

Our supply chain is complex, as there are several levels between our company and the mines from which conflict minerals are obtained. As a downstream purchaser of conflict minerals, our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary conflict minerals.  Our due diligence processes are based on the necessity of seeking and relying on data from our direct suppliers, who in turn seek and rely on similar information within their supply chains to identify the original sources of the necessary conflict minerals.  We also rely, to a large extent, on information collected and provided by independent third party audit programs. TCC itself does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries.

Reasonable Country of Origin Inquiry

Subsequent to TCC’s initial assessment that certain supplier parts likely contain conflict minerals necessary to the functionality or production of its products, TCC conducted a reasonable country of origin inquiry (“RCOI”) to determine which parts contain conflict minerals and whether such conflict minerals originated in the Democratic Republic of the Congo or an adjoining country. TCC contacted each of its direct suppliers and asked them to provide information on (1) the conflict minerals contained in each of the parts supplied by that supplier and (2) the source of the conflict minerals, including smelter/refinery information and location of mines. To date, no suppliers have confirmed that the origin of any conflict minerals contained in our products is from a Covered Country.

The Company has obtained or requested from the majority of its suppliers the Electronic Industry Citizenship Coalition Global e-Sustainability Initiative (“EICC-GeSI”) Conflict Minerals Reporting Template, known as the Conflict Minerals Reporting Template or “Template”, or other documentation sufficient to identify the supplier’s conflict-free policy, its engagement with its direct suppliers, and its status in regards to the origin of conflict minerals included in its products. The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence.

Of the suppliers investigated, TCC was able to gather conflict minerals data on some suppliers and we continue to investigate the remainder. Due to the breadth and complexity of its products and supply chain, TCC expects that it will take additional time to verify the origin of all the identified conflict minerals, and it may not succeed in determining the origin of such minerals.

Based on the information collected to date, TCC was unable to determine the origin of necessary conflict minerals likely present in its products. Therefore, in accordance with the Rule, TCC proceeded to engage in due diligence regarding the sources and chain of custody of its conflict minerals.

Due Diligence - Standard Utilized

TCC utilizes a due diligence framework it believes to be in conformity in all material respects with the framework provided by The Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, an internationally-recognized due diligence framework.

Due Diligence - Process

The TCC due diligence exercise includes:

1.	Submitting the Template or similar queries to each supplier of parts potentially containing conflict minerals to enable TCC to collect representations, statements and data from its suppliers relative to the presence, use, source and chain of custody of conflict minerals in supplier parts that are incorporated in TCC products for sale to end-use customers.

2.	Submitting the EICC-GeSI's Smelter Reference List, which is a compilation of names and locations of known smelters and refiners, to each supplier of parts potentially containing conflict minerals. TCC does not have a direct relationship with 3TG smelters and refiners, nor does it perform direct audits of the other entities in our supply chain. However, the Company does rely upon industry efforts to influence smelters and refineries to participate in the EICC-GeSI Conflict-Free Smelter Program.

3.	Establishing a records maintenance program and maintaining records received to ensure the retention of relevant documentation.

Due Diligence - Results

TCC’s due diligence efforts regarding the 2015 calendar year were unable to precisely determine whether or not supplier parts in its supply chain contain necessary conflict minerals or, in the alternative, utilized conflict minerals in their manufacture, that either financed or benefited, directly or indirectly, armed groups in the Covered Countries.

Risk Mitigation - Improvement Program

The steps that TCC will take in reporting year 2016 to mitigate the risk that conflict minerals necessary to the functionality or production of its products benefit or finance armed groups are as follows:

1.	TCC will continue to work with suppliers who provided incomplete or insufficient information in an effort to obtain more complete and accurate information for the 2016 calendar year.

2.	TCC will again request information and supporting data from each supplier providing parts to TCC that are subject to 2016 reporting requirements by utilizing the EEIC-GeSI Conflict Minerals Reporting Template, and will pursue a completed response.

3.	TCC will again follow its due diligence process to review and validate supplier responses that are obtained in support of conflict minerals reporting.

4.	TCC will provide a conflict minerals policy to suppliers as part of its Template-based supplier inquiry process for 2016.

5.	TCC will include a conflict minerals clause in its purchase order standard terms and conditions and a conflict minerals clause in new agreements. Current TCC agreements that were executed prior to adoption of the Rule will continue to be reviewed and a conflict minerals clause will be added when possible.

6.	If applicable, TCC will engage any of our suppliers found to be supplying 3TGs from sources in the Covered Countries that they cannot demonstrate to be “DRC conflict free” to establish an alternative source of 3TGs outside of those countries.

Affected Products

The TCC products likely to contain conflict minerals necessary to the functionality or production of such products include the Company’s voice, data and facsimile encryptors.